Exhibit

Exhibit	Description

99.1	Announcement on 2013/02/01: UMC will convene 4Q 2012 investor conference

99.2	Announcement on 2013/02/06: UMC announced its unconsolidated operating results for the fourth quarter of 2012

99.3	Announcement on 2013/02/21: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2013/02/08: December Revenue

99.5	Announcement on 2013/02/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene 4Q 2012 investor conference

1.Date of the investor conference:2013/02/06
2.Time of the investor conference:14:00
3.Location of the investor conference:
2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei
4.Brief information disclosed in the investor conference:
UMC Q4 2012 Financial and Operating Results.
5.The presentation of the investor conference release:
It will be released after the investor conference.
6.Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7.Any other matters that need to be specified:None

Exhibit 99.2

UMC announced its unconsolidated operating results for the fourth quarter of 2012

1.Date of occurrence of the event:2013/02/06

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

UMC Reports Fourth Quarter 2012 Results

Company to enhance advanced processes and long-term competitiveness specialty technologies continues to grow

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the fourth quarter of 2012.

Revenue was NT$26.09 billion, an 8.5% quarter-over-quarter decrease from NT$28.53 billion in 3Q12, and a 6.8% year-over-year increase from NT$24.43 billion in 4Q11. Gross margin was 16.8%, operating margin was 3.7%, net income was NT$1.17 billion, and earnings per ordinary share were NT$ 0.09. In 2012, revenue for the full year was NT$106.00 billion, with NT$9.08 billion operating income, NT$7.92 billion net income and NT$0.63 earnings per share.

Mr. Po-Wen Yen, UMC’s newly appointed CEO, said, “In 4Q 2012, both UMC’s revenue and gross profit were in line with expectations. Quarter-over-quarter revenue decline was primarily attributed to decreased wafer shipments. A total of 1.07 million 8-inch equivalent wafers were shipped, with overall capacity utilization at 80%. Due to the impact from declining wafers shipments and currency appreciation, gross margin for the quarter was 16.8%. Revenue contribution from 40nm continued its sequential increase to 15%, reaching our internal target.”

CEO Yen continued, “As industry competition intensifies, the bar has been raised with regard to customer expectations for leading-edge technology products’ time to market and foundry service flexibility. As UMC’s newly appointed CEO, my first priority is to enhance R&D for advanced processes. In order to realize maximum benefits from our R&D efforts, we will increase internal resources while leverage outside collaboration so that we may effectively integrate R&D with manufacturing to ensure timely delivery of key projects. For example, UMC’s FinFET development began in 2010, and was bolstered in 2012 through a cooperative licensing agreement with IBM for their fundamental FinFET technology. Our FinFET development team has since been making good progress. Meanwhile, UMC recently demonstrated the world’s first TSV-enabled 3DIC chip stacking technology developed under an open ecosystem collaboration. The 3DIC, developed with an OSAT partner, reached a major milestone by passing package-level reliability assessment. This successful collaboration reaffirms our strong commitment to elevating technology capabilities in order to fulfill the promise of providing high value-added services to customers. UMC’s operating results can be further enhanced through management’s team effort to increase capacity, control cost, and expand our customer base. Although UMC’s 28nm ramp has been slower than anticipated, we remain dedicated to advanced technology development and timely capacity deployment to serve our customers’ needs. Equally important is our customers’ unwavering commitment to bringing their new and existing 28nm products to fruition at UMC.”

CEO Yen added, “In the short-term, we continue to see elevated demand uncertainty from customers, along with supply chain inventory that will need additional time to digest. When demand recovers, we are optimistic about the growth momentum from the strong mobile communications segment. 2013 is a critical year for UMC to demonstrate continuous success. In addition to acquiring Hejian Technology’s operation, which will help UMC expand in the China market and broaden the company’s operating scale, we will continue to invest appropriate capex to further our advanced process R&D and expand leading-edge capacity. These endeavors will help expedite company growth and strengthen competitiveness to enhance UMC and its customers’ overall value while increasing shareholders’ equity.”

First Quarter of 2013 Outlook & Guidance :

Foundry Segment Wafer Shipment: To increase by approximately 6%

Foundry Segment Profitability: Operating margin to be approximately break-even

Foundry Segment Capacity Utilization: Approximately 75%

2013	Foundry CAPEX Budget: US$1.5bn

Guidance to Non-Operating Income and New Business Segment:

Non-Operating Income after-tax to be approximately US$100mn +

New Business Segment revenue to be approximately NT$2bn, and

•	perating margin to be in loss of approximately NT$1bn

6.Countermeasures:N/A

7.Any other matters that need to be specified:N/A

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/12/07~2013/02/21
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 538,364,500 NTD; total transaction price: $ 538,364,500 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Advanced Ion Beam Technology, Inc. ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.4

February 8, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of January 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
January	Net sales	9,452,116	8,844,488	607,628	6.87%
2013	Net sales	9,452,116	8,844,488	607,628	6.87%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

Balance as of period end	This Month	Last Month	Limit of lending
UMC	1,400,000	0	41,181,228

4)	Financial derivatives transactions : None

Exhibit 99.5

United Microelectronics Corporation
For the month of January, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of December 31, 2012	Number of shares held as of January 31, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	December 31, 2012	January 31, 2013	Changes
—	—	—	—	—